                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. )*

                               Cascade Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.50 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   147195-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert C. Warren, Jr.
                                  PO Box 20187
                           Portland, Oregon 97294-0187
                              (2201 NE 201st Avenue
                          Fairview, Oregon 97024-9718)
                                 (503) 669-6300

                                 with a copy to:
                            John M. Schweitzer, Esq.
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                           Portland, Oregon 97204-1268
                                 (503) 224-3380

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 5, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
        CUSIP No. 147195-10-1               13D
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Robert C. Warren, Jr.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  / /
                                                                (b)  /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:    Not applicable
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                     / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
            NUMBER OF          -------------------------------------------------
              SHARE            7.   SOLE VOTING POWER:   1,776,671 (1)
           BENEFICIALLY        -------------------------------------------------
             OWNED BY          8.   SHARED VOTING POWER:  69,316 (1)
               EACH            -------------------------------------------------
            REPORTING          9.   SOLE DISPOSITIVE POWER: 145,479 (1)
              PERSON           -------------------------------------------------
               WITH            10.  SHARED DISPOSITIVE POWER: 1,700,508 (1)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,845,987 (1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                     /X/
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.0% (2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------
(1)     Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares held by the Robert C. and Nani S. Warren Revocable Trust; (b) 31,600 shares held by Robert C. Warren, Jr. as trustee or co-trustee of trusts for family members; (c) 40,701 shares under options held by Mr. Warren; (d) 90,778 shares held directly or indirectly by Mr. Warren; (e) 25,454 shares beneficially owned by Richard S. Anderson; and (f) 26,262 shares beneficially owned by Terry H. Cathey. Mr. Warren's spouse owns 1,200 shares, not included above, as to which he disclaims beneficial ownership.
(2)     Calculated as set forth in Item 5.
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                                  Page 2 of 13

--------------------------------------------------------------------------------
        CUSIP No. 147195-10-1               13D
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Richard S. Anderson
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  / /
                                                                (b)  /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:    Not applicable
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                     / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
            NUMBER OF          -------------------------------------------------
              SHARE            7.   SOLE VOTING POWER:   25,454 (1)
           BENEFICIALLY        -------------------------------------------------
             OWNED BY          8.   SHARED VOTING POWER:  1,820,533 (1)
               EACH            -------------------------------------------------
            REPORTING          9.   SOLE DISPOSITIVE POWER: 25,454 (1)
              PERSON           -------------------------------------------------
               WITH            10.  SHARED DISPOSITIVE POWER: 1,820,533 (1)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,845,987 (1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                     /X/
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.0% (2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------
(1) Based on beneficial beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares held by the Robert C. and Nani S. Warren Revocable Trust; (b) 31,600 shares held by Robert C. Warren, Jr. as trustee or co-trustee of trusts for family members; (c) 40,701 shares under options held by Mr. Warren; (d) 90,778 shares held directly or indirectly by Mr. Warren; (e) 25,454 shares beneficially owned by Richard S. Anderson; and (f) 26,262 shares beneficially owned by Terry H. Cathey. Mr. Warren's spouse owns 1,200 shares, not included above, as to which he disclaims beneficial ownership.
(2)     Calculated as set forth in Item 5.

--------------------------------------------------------------------------------
        CUSIP No. 147195-10-1               13D
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Terry H. Cathey
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)  / /
                                                                (b)  /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:    Not applicable
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                     / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
            NUMBER OF          -------------------------------------------------
              SHARE            7.   SOLE VOTING POWER:   26,262 (1)
           BENEFICIALLY        -------------------------------------------------
             OWNED BY          8.   SHARED VOTING POWER:  1,819,725 (1)
               EACH            -------------------------------------------------
            REPORTING          9.   SOLE DISPOSITIVE POWER: 26,262 (1)
              PERSON           -------------------------------------------------
               WITH            10.  SHARED DISPOSITIVE POWER: 1,819,725 (1)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,845,987 (1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                     /X/
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.0% (2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------
(1) Based on beneficial beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares held by the Robert C. and Nani S. Warren Revocable Trust; (b) 31,600 shares held by Robert C. Warren, Jr. as trustee or co-trustee of trusts for family members; (c) 40,701 shares under options held by Mr. Warren; (d) 90,778 shares held directly or indirectly by Mr. Warren; (e) 25,454 shares beneficially owned by Richard S. Anderson; and (f) 26,262 shares beneficially owned by Terry H. Cathey. Mr. Warren's spouse owns 1,200 shares, not included above, as to which he disclaims beneficial ownership.
(2)     Calculated as set forth in Item 5.

Item 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the shares of common stock, $0.50 par value (the "Common Stock"), of Cascade Corporation, an Oregon corporation ("Issuer").

     The principal executive offices of Issuer are located at 2201 N.E. 201st Avenue, Fairview, Oregon 97024.

Item 2.  IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned individuals, Robert C. Warren, Jr., Richard S. Anderson and Terry H. Cathey (collectively, the "Reporting Persons" or "Management"), are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

     As described in Items 3 and 4 below, on July 5, 2000, the Reporting Persons entered into a Letter of Understanding with CHS Oregon Acquisition Corp., a Delaware corporation ("Acquisition Corp."), Code Hennessy & Simmons IV LP, a Delaware limited partnership ("CHS IV"), and the Robert C. and Nani S. Warren Revocable Trust (the "Trust") whereby Acquisition Corp. secured the agreement of the Reporting Persons and the Trust to work exclusively with Acquisition Corp. and CHS IV to attempt to develop a proposal to acquire the Issuer. Acquisition Corp. and CHS IV are affiliated with CHS Management IV LP, a Delaware limited partnership ("CHS Management") and Code Hennessy & Simmons LLC, a Delaware limited liability company ("CHS LLC"). Acquisition Corp., CHS IV, CHS Management and CHS LLC (together with the partners of CHS LLC referred to below) are sometimes hereinafter referred to as the "CHS Parties."

     The Reporting Persons, together with the Trust and the CHS Parties, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as
(i) an admission that the Reporting Persons together with any of the Trust or the CHS Parties constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any of the Trust or the CHS Parties. Pursuant to Rule 13d-1(k)(2) under the Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

     (a) - (c)

     Mr. Robert C. Warren, Jr., is the President, Chief Executive Officer and a member of the Board of Directors of the Issuer. His business address is P.O. Box 20187, Portland, Oregon 97294-0187 (2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718).

     Mr. Richard S. Anderson is a Senior Vice President - International of the Issuer. His business address is P.O. Box 20187, Portland, Oregon 97294-0187 (2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718).

     Mr. Terry H. Cathey is a Senior Vice President - Americas of the Issuer. His business address is P.O. Box 20187, Portland, Oregon 97294-0187 (2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718).

     The Reporting Persons have been advised by the Trust of the following information with respect to the Trust:

          The Trust has four trustees, Robert C. Warren, Jr., C. Calvert Knudsen, Jack B. Schwartz and Nani S. Warren (hereinafter collectively referred to as the "Trustees"). The Trust shares are held by the Trustees primarily for the benefit of Nani S. Warren. Information concerning Mr. Warren is provided above.

          Mr. C. Calvert Knudsen is an investor and the Chairman and a member of the Board of Directors of the Issuer. His principal business address is 602 36th Avenue East, Seattle, Washington, 98112.

          Mr. Jack B. Schwartz is a practicing attorney and a member of the Board of Directors of the Issuer. His principal business address is c/o Newcomb, Sabin, Schwartz & Landsverk LLP, 111 S. W. Fifth Avenue, Suite 4040, Portland, Oregon 97204.

          Ms. Nani S. Warren's residential mailing address is Post Office Box 671, Eastsound, Washington, 98245.

     The Reporting Persons have been advised by the CHS Parties of the following information with respect to the CHS Parties:

          ACQUISITION CORP.

          Acquisition Corp. is a Delaware corporation, the principal business of which is the intended acquisition of the Issuer. The principal business and office address of Acquisition Corp. is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Peter M. Goetsch is the sole director and President of Acquisition Corp. Mr. Warren is the Chief Executive Officer of Acquisition Corp.

          CHS IV

          CHS IV, the sole stockholder of Acquisition Corp., is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS IV is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          CHS MANAGEMENT

          CHS Management, the general partner of CHS IV, is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS Management is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          CHS LLC

          CHS LLC, the general partner of CHS Management, is a Delaware limited liability company, the principal business of which is private equity investments. The principal business and office address of CHS LLC is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the six partners of CHS LLC is set forth below.

          ANDREW W. CODE

          Mr. Code is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          DANIEL J. HENNESSY

          Mr. Hennessy is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          BRIAN P. SIMMONS

          Mr. Simmons is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          PETER M. GOTSCH

          Mr. Gotsch is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          TOM J. FORMOLO

          Mr. Formolo is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          JON S. VESELY

          Mr. Vesely is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

     (d) - (e) None of the Reporting Persons has, during the last five years, been convicted (i) in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Trust and the CHS Parties have advised the Reporting Persons that, during the last five years, none of such entities have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The Reporting Persons have been advised that Acquisition Corp., CHS IV, CHS Management and CHS LLC are all Delaware entities and that the Trust is organized under Washington law. All of the Reporting Persons are, and the Reporting Persons have been advised that all of the other natural persons identified in this Item 2 are, citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 29, 2000, Management announced that it was exploring the possibility of taking the Issuer private. Management and its advisors then interviewed a number of potential equity partners. That search process resulted in Management selecting CHS LLC, through its fund, CHS IV, as the party with whom it would try to structure an agreement. Since that time, Management and CHS IV have conducted discussions regarding the terms and structure of a venture.

     The discussions resulted in Acquisition Corp., CHS IV, the Reporting Persons and the Trust executing a Letter of Understanding on July 5, 2000 (the "Letter of Understanding") whereby the Reporting Persons and the Trust agree to work exclusively with CHS IV and Acquisition Corp. to attempt to develop a proposal to acquire the Issuer (the "Transaction"), including conceptual agreement regarding the equity makeup, basic structure and governance provisions of Acquisition Corp. As a further inducement for CHS IV and Acquisition Corp. to enter into the Letter of Understanding, the Reporting Persons and the Trust also agreed to vote their shares in favor of a Transaction entered into between Acquisition Corp. and the Issuer, and to vote against any transaction that would otherwise impede, interfere with or prevent the Transaction from occurring. The Reporting Persons and the Trust also agreed not to engage in discussions regarding, enter into agreements concerning or participate in any way in a business combination involving the acquisition or disposition of the equity or a material portion of the assets of the Issuer, other than the Transaction, and not to sell, grant an option for the sale of or otherwise transfer or dispose of their securities in the Issuer (or enter any agreement to do the same).

     These covenants of the Reporting Persons and the Trust would terminate on the first to occur of (i) the date CHS IV agrees to waive some or all of the restrictions, (ii) April 5, 2001, (iii) thirty days having elapsed following the date upon which the Issuer's board of directors definitively rejects Acquisition Corp.'s final proposal regarding the Transaction and (iv) the date CHS IV, the Trust and the Reporting Persons determine that they are unable to agree on definitive documents regarding the Transaction.

     The Reporting Persons have been advised that Mr. Warren, Mr. Knudsen, Mr. Schwartz and Ms. Warren acquired the shares of Common Stock owned by the Trust on March 10, 1997, when they accepted designation as Trustees of the Robert C. and Nani S. Warren Revocable Trust.

     The information set forth in this Item 3 is qualified in its entirety by reference to the Letter of Understanding, which is attached hereto as Exhibit 2 and expressly incorporated herein by this reference. No additional consideration was paid to the Reporting Persons or the Trust in connection with the Letter of Understanding.

Item 4.  PURPOSE OF TRANSACTION.

     As described in the Letter of Understanding, Acquisition Corp. intends to propose a Transaction pursuant to which the stockholders of the Issuer, other than the Reporting Persons and the Trust with respect to certain shares, would receive cash for their outstanding shares of Issuer Common Stock (as well as options, warrants or other rights to acquire Issuer Common Stock). The Reporting Persons would contribute their Issuer Common Stock into Acquisition Corp. in exchange for equity in Acquisition Corp. The Trust would contribute a significant portion of its Issuer Common Stock into Acquisition Corp. in exchange for equity in Acquisition Corp. In connection with the Transaction, the Issuer would become wholly-owned by Acquisition Corp., delisted from the New York Stock Exchange and deregistered under the Act.

     As an inducement for CHS IV and Acquisition Corp. to enter into the Letter of Understanding, the Reporting Persons and the Trust agreed (i) to voting agreements and restrictions on transfer described in Item 3 above, (ii) that CHS IV, the Trust and the Reporting Persons would reasonably cooperate in jointly proposing the terms and conditions of the Transaction to the Issuer's directors, and (iii) to use good faith in drafting and negotiating the transactions contemplated by the Transaction.

     As noted in the Letter of Understanding, except for the provisions noted in
Item 3 and this Item 4 regarding exclusivity, the agreement to vote and submission to the Issuer's board of directors, as well as certain other provisions regarding confidentiality, the bearing of costs and matters concerning governing law and attorneys' fees, the terms of the Letter of Understanding are nonbinding. A definitive Transaction will require the negotiation of the economic terms of and legal documentation regarding the Transaction (which would include customary covenants, representations, warranties, conditions and other provisions normal to such documentation), the securing of financing arrangements and the completion of due diligence of the Issuer by Acquisition Corp. Any transaction would also be subject to a number of conditions, which would most likely include stockholder approval. There is no assurance that the Transaction will be consummated.

     Other than as described in Item 3 and this Item 4, none of the Reporting Persons have, and they have been informed by the Trust and the CHS Parties that none of them have, any plans or proposals which related to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although they reserve the right to develop such plans).

     The information set forth in this Item 4 is qualified in its entirety by reference to the Letter of Understanding which is attached hereto as Exhibit 2 and expressly incorporated herein by reference.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Each of the calculations in this Item 5 is based on 12,317,025 shares of Common Stock. As reported in the Issuer's most recent Form 10-Q, 11,439,890 shares of Common Stock and one special voting share were outstanding as of April 30, 2000. The share totals and percentage calculations below assume the conversion of 800,000 outstanding exchangeable shares issued by an Issuer subsidiary into a like number of shares of Common Stock and the issuance of 77,135 shares upon exercise of the options held by the Reporting Persons. TD Trust Company holds the special voting share as trustee exchangeable shares and is entitled to cast 800,000 votes on matters presented to stockholders

     Solely by virtue of the matters described in Items 3 and 4 above, the Reporting Persons, together with the Trust and the CHS Parties, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by the Trust and the CHS Parties. The Reporting Persons disclaim beneficial ownership of any such shares of Common Stock beneficially owned by the Trust, the CHS Parties or Mr. Warren's spouse described below.

     (a)

     REPORTING PERSONS

     Pursuant to Rule 13d-3 of the Act, Robert C. Warren, Jr. may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock, 90,778 shares are owned by Mr. Warren individually, 1,631,192 shares are held by Mr. Warren in his capacity as a Trustee of the Trust, 31,600 shares are held by Mr. Warren as trustee or co-trustee of trusts for family members, 40,701 shares are under options held by Mr. Warren, and 51,716 shares are held by Messrs. Anderson and Cathey as described below. Mr. Warren's spouse owns 1,200 shares of Common Stock, as to which Mr. Warren disclaims beneficial ownership. Mr. Warren also disclaims beneficial ownership of any shares of Common Stock held by Mr. Anderson or Mr. Cathey.

     Pursuant to Rule 13d-3 of the Act, Richard S. Anderson may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock, 8,782 shares are owned by Mr. Anderson individually, 16,672 shares are under options held by Mr. Anderson, 1,794,271 shares are held by Mr. Warren as described above, and 26,262 shares are held directly or under option by Mr. Cathey as described below. Mr. Anderson disclaims beneficial ownership of any shares of Common Stock held by Mr. Warren or Mr. Cathey.

     Pursuant to Rule 13d-3 of the Act, Terry H. Cathey may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock, 6,500 shares are owned by Mr. Cathey individually, 19,762 shares are under options held by Mr. Cathey, 1,794,271 shares are held by Mr. Warren as described above, and 25,454 are held directly or under option by Mr. Anderson as described above. Mr. Cathey disclaims beneficial ownership of any shares of Common Stock held by Mr. Warren or Mr. Anderson.

     The following information concerning the Trust and the CHS Parties was furnished to the Reporting Persons by the persons listed:

     TRUST

     Information concerning Robert C. Warren, Jr. is set forth above.

     Pursuant to Rule 13d-3 of the Act, C. Calvert Knudsen may be deemed to be the beneficial owner of 1,856,674 shares of Common Stock, which constitutes approximately 15.1% of the outstanding shares of Common Stock. Of the 1,856,674 shares of Common Stock, 10,687 shares are owned by Mr. Knudsen individually (including 2,500 under option), 1,631,192 shares are held by Mr. Knudsen in his capacity as a Trustee of the Trust and an aggregate of 214,795 additional shares are beneficially owned by Messrs. Warren, Anderson and Cathey as described above. Mr. Knudsen disclaims beneficial ownership or any shares of Common Stock held by Mr. Warren, Mr. Anderson or Mr. Cathey.

     Pursuant to Rule 13d-3 of the Act, Jack B. Schwartz may be deemed to be the beneficial owner of 1,982,658 shares of Common Stock, which constitutes approximately 16.1% of the outstanding shares of Common Stock. Of the 1,982,658 shares of Common Stock, 8,277 shares are owned by Mr. Schwartz individually (including 2,500 under option), 128,394 shares are held in his capacity as a Director of the Robert C. and Nani S. Warren Foundation, 1,631,192 shares are held in his capacity as a Trustee of the Trust and an aggregate of 214,795 additional shares are beneficially owned by Messrs. Warren, Anderson and Cathey as described above. Mr. Schwartz disclaims beneficial ownership or any shares of Common Stock held by Mr. Warren, Mr. Anderson or Mr. Cathey.

     Pursuant to Rule 13d-3 of the Act, Nani S. Warren may be deemed to be the beneficial owner of 1,974,381 shares of Common Stock, which constitutes approximately 16.0% of the outstanding shares of Common Stock. Of the 1,974,381 shares of Common Stock, 128,394 shares are held by Ms. Warren in her capacity as Director of the Robert C. and Nani S. Warren Foundation, 1,631,192 shares are held in her capacity as Trustee of the Trust and an aggregate of 214,795 additional shares are beneficially owned by Messrs. Warren, Anderson and Cathey as described above. Ms. Warren disclaims beneficial ownership or any shares of Common Stock held by Mr. Warren, Mr. Anderson or Mr. Cathey.

     None of the shares of Common Stock held individually by Mr. Knudsen or Mr. Schwartz or held by the Robert C. and Nani S. Warren Foundation are subject to the Letter of Understanding.

     ACQUISITION CORP.

     Acquisition Corp. may be deemed to beneficially own 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock, all of which are owned by the Trust and the Reporting Persons. Acquisition Corp. disclaims beneficial ownership of all such shares of Common Stock.

     CHS IV

     As the sole stockholder of Acquisition Corp., CHS IV may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS IV disclaims beneficial ownership of all such shares of Common Stock.

     CHS MANAGEMENT

     As the general partner of CHS IV, CHS Management may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS Management disclaims beneficial ownership of all such shares of Common Stock.

     CHS LLC

     As the general partner of CHS Management, CHS LLC may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS LLC disclaims beneficial ownership of all such shares of Common Stock. The six partners of CHS LLC listed in Item 2 may also be deemed to be beneficial owners of such shares of Common Stock. They disclaim beneficial ownership of all such shares of Common Stock.

     (b)

     REPORTING PERSONS

     See (a) above for information concerning Robert C. Warren, Jr. The other co-trustees of the trusts for family members as to which Mr. Warren serves as co-trustee are the respective beneficiaries of such trusts.

     Mr. Anderson has sole voting and dispositive power with respect to 25,454 shares of Common Stock and shared voting and dispositive power with respect to 1,820,533 shares of Common Stock.

     Mr. Cathey has sole voting and dispositive power with respect to 26,262 shares of Common Stock and shared voting and dispositive power with respect to 1,819,725 shares of Common Stock.

     TRUST

     See (a) for information concerning the Trust and the Trustees.

     CHS PARTIES

     See (a) for information concerning the CHS Parties.

     (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any transactions in Common Stock during the past 60 days.

     (d) No person (other than the Reporting Persons and the respective beneficiaries as to shares held by Mr. Warren's family trusts) has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described above. The Reporting Persons have been advised by the Trust that no person other than the Trust has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Trust as described above.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3, the Letter of Understanding sets forth certain understandings between the Reporting Persons, the Trust and the CHS Parties with respect to a proposed Transaction, including the contemplated equity makeup, basic structure and governance provisions of Acquisition Corp. The Letter of Understanding also contains certain proposed terms with respect to confidentiality, agreement to vote, exclusivity, submissions to the Issuer Board of Directors, good faith negotiations, costs, governing law and attorneys' fees. This summary of the Letter of Understanding is qualified in its entirety by reference to the Letter of Understanding.

     Except as set forth in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1            Sworn Statement made pursuant to Rule 13d-1(k)(1)
                              (iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

         Exhibit 2 Letter of Understanding dated July 5, 2000 by and between CHS Oregon Acquisition Corp., Code Hennessy & Simmons IV LP, CHS Management IV LP, Code Hennessy & Simmons LLC, the Robert C. and Nani S. Warren Revocable Trust, Robert C. Warren, Jr., Richard S. Anderson and Terry H. Cathey (incorporated by reference to Exhibit 2 to Schedule 13D filed by the CHS Parties as of July 7, 2000)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7 2000

/s/ ROBERT C. WARREN, JR.
------------------------
Robert C. Warren, Jr.

/s/ RICHARD S. ANDERSON
------------------------
Richard S. Anderson

/s/ TERRY H. CATHEY
------------------------
Terry H. Cathey



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